SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Announces its Consolidated
Results for the Second Quarter of 2006

BOVESPA
(lot of 1,000 shares)
TCSL3: R$8.09
TCSL4: R$ 5.67

NYSE
(1 ADR = 10,000 shares)
TSU: US$ 26.02

Market Value:
R$15.1 billion
US$6.9 billion

Based on July 21, 2006

2Q06 Earnings Release
Conference Call in English
July 24, 2006, at 12:30 p.m,
Brasília time
(11:30 a.m. US ET)

Conference Call in Portuguese
July 24, 2006, at 2:00 p.m.
Brasília time
(1:00 p.m. US ET)

For further information, please
access the Company’s website:
www.timpartri.com.br

IR Contacts:

Stefano De Angelis
CFO and IR Director
(55 21) 4009-3742

Joana Serafim
IR Manager
(55 21) 4009-3742 / 8113-0571
jserafim@timbrasil.com.br

Leonardo Wanderley
IR Analyst
(55 21) 4009-3751 / 8113-0547
lwanderley@timbrasil.com.br

Cristiano Pereira
IR Analyst
(55 21) 4009-3751 / 8113-0582
cripereira@timbrasil.com.br

Rio de Janeiro, July 24, 2006 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the holding company of TIM Celular S.A. and TIM Nordeste S.A., announces its results for the second quarter of 2006 (2Q06). TIM Participações S.A. provides mobile telecommunications services through its mobile operators in Brazil and is the largest GSM operator in the country, in terms of clients. The following financial and operational information, except where otherwise indicated, is presented on a consolidated basis and in Brazilian Reais, pursuant of the terms of Brazilian Corporate Law. The comparisons contained herein refer to the second quarter of 2005 (2Q05), except when otherwise indicated.

Financial and Operational Highlights

• The Company added 1.3 million new clients to its subscriber base, or 56.1% of net market additions, achieving the market share of 24,3% (22.2% in the 2Q05 and 23.5% in the 1Q06).

• The client base reached 22.3 million users at the end of the 2Q06, 33.3% up on the 2Q05.

• Rapid and secure migration to GSM: By the end of the 2Q06, 87.1% of customers were using GSM technology.

• Leader in GSM market in Brazil.

• First and only operator to offer GSM international roaming for the prepaid segment (Voice and VAS).

• International GSM, GPRS, EDGE, SMS and MMS roaming leader: 269 agreements, including more than 160 countries.

• ARPU (Average Revenue per User) in 2Q06 was R$ 30.2, compared to R$ 30.0 in 1Q06, inverting for the first time the QoQ seasonal reduction trend. TIM continues to be a benchmark in the Brazilian sector

• Substantial expansion in net service revenues, which climbed by 20.0% over the 2Q05 to R$2.0 billion.

• Gross VAS (Value Added Service) revenue totaled R$ 237.4 million, up 62.0% from the same period of the previous year, representing 8.9% of gross service revenues (up by 2.1 p.p. on the 2Q05).

• Profitable growth: EBITDA of R$500.0 million, 73.4% higher than in the 2Q05, and an EBITDA margin of 21.5%, a 7.6 p.p. improvement, when compared to 2Q05.

• Net loss 25.3% down YoY reflecting the Company’s improved operating result.

• The mergers of TIM SUL with TIM CELULAR and TIM NORDESTE with MAXITEL were completed on June 30, 2006.

Message from Management

Total commitment to our subscribers, a dedicated and fully-qualified workforce, the highest ethical standards and returns for our shareholders. By adopting these guiding principles, we have achieved a leading position in the Brazilian mobile telephony market; they have also helped us grow and take on new responsibilities as we mature.

Today we are the only mobile operator present in all Brazilian states, with more than 22 million subscribers and a workforce of 9,307 people. It is thus vital to ensure adequate controls and across-the-board efficiency and it is no accident that these two words are embodied in four major simultaneous Company undertakings: the development of a Balanced Scorecard system, compliance with the Sarbanes-Oxley law, the implantation of the New Process Management Model and the PMO (Project Management Office).

Following our True Care strategy, which seeks the continuous satisfaction of the client, we developed the Client Focus (“Foco no Cliente”) program, in which the managers of several departments of the Company have the opportunity to practically experience the daily routine of our client support area, thus, intensifying their commitment with our quality customer relationship projects.

We have also implemented several new processes, including Test Plant, which tests network innovations in order to minimize the impact on client services, and Pre-Routing, a system which integrates and optimize our CRCs, all of which have produced extremely satisfactory results. Another novelty, the automated sales system, J-Sales on Demand, won the innovation prize awarded by the magazine PC World.

We are also at the forefront when it comes to cutting-edge GSM, more than 87% of our clients were using this technology at the close of the second quarter. It is worth emphasizing the success of our GSM migration program, which was rapid and secure for our clients. In order to ensure this, we speeded up GSM coverage in those areas where we employed TDMA, allowing subscribers to change over to the new technology without having to change their phone number, encouraging voluntary migration and reducing the churn risk. During this entire process we maintained transparent customer communications, treating relations with both our subscribers and our distribution network with the highest regard.

We are satisfied with our second-quarter operating and financial performance, which continued to reflect growth with profitability. Our customer base grew by 33.3%, from 16.8 million in the second quarter of 2005, to 22.3 million at the close of June 2006, and net service revenues climbed 20% in the same period. Total net revenues grew by 12% YoY in 2Q06 mainly reflecting lower handsets sales when compared to the same quarter of last year due to the already mentioned strong focus on the “TIM Chip Only” concept. In addition, thanks to our increasing scale gains, EBITDA moved up by a hefty 73.4% year-on-year, giving an EBITDA margin of 21.5%, 7.6 p.p. higher than the 2Q05. We have invested on TIM brand, which, today, is nationally recognized as a innovation synonym. Aligned with this concept, we continue to develop specific products for specific markets, thereby keeping ahead of the competition. We have further reinforced our position in the business segment, where we are the leader, and are cont inuing to offer products with a low customer acquisition cost, making even greater use of our advantages in the international roaming field and developing plans to encourage SMS use. We have also stepped up the offer of BlackBerry services, which have now been extended to the consumer segment.

Finally, we believe our quarterly figures once again confirm our commitment to creating value for our shareholders.

Management

2 / 14

Analysis of the Operating and Financial Performance

On March 16, the Extraordinary Shareholders’ Meeting of TIM Participações S.A. approved the merger of all TIM Celular S.A.’s shares with TIM Participações S.A., converting the company into a fully-owned subsidiary of TIM Participações S.A. Therefore, for comparison purposes, the Company drafted “pro-forma” financial statements, as if this merger had occurred on January 1, 2005.

Operating Performance

21.5% market expansion in the last 12 months	At the end of June 2006, the Brazilian market had 91.8 million lines, a 21.5% increase on the 75.5 million registered at the close of June 2005. National penetration reached 49.2%.

In the quarter, total market net additions came to 2.4 million, compared to 6.9 million in the 2Q05. In the same period, the Company added 1.3 million new clients, consolidating its substantial participation in the market growth incremental achieving 56.1% incremental market share (32% excluding the clean-up of the first player).

Market share: 24.3% in the 2Q06
The Company ended the second quarter with 22.3 million subscribers, a 33.3% year-on- year jump, and a market share of 24.3%, versus 22.2% in the 2Q05. TIM Participações maintains a nationwide presence, but adopts regional commercial strategies to take the best possible advantage of each market.

The postpaid base grew 35.1% in the last twelve months, higher than the national average, increasing the participation on the total customer base from 20.3% in the 2Q05 to 20.6% in 2Q06.

3 / 14

TIM: the largest GSM client base
At the end of the quarter, 87.1% of TIM Participações’ clients were using GSM technology. GSM coverage reached 91.3% of the country’s urban population, serving 2,394 cities. All municipalities with GSM also have access to GPRS, while 448 have the additional benefit of EDGE technology. These innovations facilitate access to and encourage clients to use data and multimedia services, leading to strong VAS revenue growth.

Marketing Activities

TIM Participações continues to develop tailored products and services, combining price and convenience to build customer loyalty and increase the usage.

The promotions for the quarter’s commemorative dates, Mothers’ Day (in May) and Valentine Day (in June), featured bonuses in minutes for local on net calls made on weekends and up to three TIM numbers (“Favorites”). The “TIM Mais 40” plan was also extended, reducing the emphasis on handset subsidies.

TIM Participações is now the leader in the business segment, reaching almost 2 million business clients, thanks to a continuous effort in innovation and segmentation of the offer. “Empresa Controle” plan was launched in May, geared to companies focused on the control of their staffs’ expenditure, and the tariff structure for the “Nosso Modo” plan has been remodeled, maintaining its flexibility to meet the segment’s different needs.

In the quarter TIM Participações confirmed its consumer segment strategy focused on tariff rather than handset subsidy related promotion, on the segmentation of prepaid offers, and on international roaming. Regarding the latter, we can leverage on a more extensive reach of international roaming agreements for GSM, GPRS, EDGE, SMS and MMS and on being the first Brazilian operator to offer international roaming in the prepaid segment (Voice and VAS), which give us a distinct advantage over our competitors in terms of services offered. In the second quarter, the Company began offering attractively-priced packages of international call minutes (incoming or outgoing) in any country, and for example, 50% of the Brazilians, who visited Germany during the World Cup matches, used their mobile seamlessly thanks to their TIM lines.

The “TIM +25” and “TIM +5” plans targeting high-value prepaid clients continued to increment the segment. In addition to being exclusive products, these plans play an important role in client retention.

We continued with the “TIM Chip Only” promotion, which grants bonuses to recharges made within 48 hours of activation. In addition to offering clients quality and convenience, this plan encourages mobile-service use and minimizes the impact on profits through a subsidy reduction.

The Company also has offered promotions designed to encourage the use of SMS and “TIM WAP Fast” access and are developing new content and reinforcing sales of the “BlackBerry Professional” package for the consumer segment.

4 / 14

Economic and Financial Performance

Selected Data [1]	R$ million

	2Q06	2Q05	% Y-o-Y

Total Gross Revenue	3,201,785	2,752,659	16.3%
Gross Service Revenue	2,654,569	2,156,690	23.1%
Gross Handset Revenue	547,216	595,969	-8.2%

Total Net Revenue	2,320,561	2,072,851	12.0%
Net Services Revenue	1,957,925	1,631,871	20.0%
Net Handsets Sales	362,636	440,980	-17.8%

EBITDA	500,002	288,272	73.4%
EBITDA Margin	21.5%	13.9%	7.6 p.p.

EBIT	(62,903)	(171,500)	-63.3%
EBIT Margin	-2.7%	-8.3%	5.6 p.p.

Net Income (Loss)	(248,962)	(333,352)	-25.3%

Note: (1) Consolidated data

Operating Revenues

Strong service revenue growth	Gross service revenues in the 2Q06 totaled R$ 2.7 billion, 23.1% up year-on-year, thanks to the solid performance of both voice and VAS revenues.

Voice revenues benefited from the expansion of our customer base and increased traffic volumes.

VAS revenues stood at R$ 237.4 million, 62.0% more than in the 2Q05, confirming the growth potential of value-added services. A more detailed breakdown of this item shows the outstanding performance of our pioneering services (MMS, GPRS, downloads, etc) which jointly accounted for 41% of these revenues, higher 4 p.p. YoY.

Gross handset revenues totaled R$ 547.2 million, 8.2% down YoY , with a 16% lower handset sales volumes. This evidences our focus on services, rather than device sales, with promotions for the prepaid market centered on usage and “TIM Chip Only” offer, instead of on subsidies handsets. It is important to mention that the quarterly handset mix was changed on the back of a substantial expansion of sales of more sophisticated handsets (high and mid), in turn contributing to the growth of innovative VAS revenues, due to a greater range of options (tri-Band, MP3, MMS, GPRS, EDGE, infra-red, Bluetooth, browsers, internet, e-mail, Java, etc.). In the period, the sales of MMS enabled handsets grew by 108%, the Java grew by 103%, and camera embedded grew by 52%.

5 / 14

Total gross revenues for the quarter amounted to R$ 3.2 billion, 16.3% higher than the same three months in the previous year. After taxes and other due deductions, the total net figure stood at R$ 2.3 billion, 12% up on the R$2.1 billion recorded in the 2Q05.

Rebound in ARPU
Average revenue per user (ARPU) totaled R$ 30.2, rebounding from the figure of the previous quarter (R$ 30,0 in the 1Q06): this reflects the high quality of our customer base, as well as that of the over 1.3 million acquisitions made in the last quarter. The YoY performance (R$ 34.8 in the 2Q05) reflected the substantial growth of penetration in the mobile telephony market and mainly the 32.9% expansion of our prepaid base.

Operating Costs and Expenses

Network and interconnection costs stood at R$ 442.2 million, 1.4% more than the R$ 436.1 million reported in the 2Q05. When compared to the revenues and traffic growth, this trend shows the significant efficiency of our network management.

Reduction in selling expenses	Selling and Marketing expenses were down YoY, benefiting from a less aggressive handset pricing policy and only partially offset by the increasing weight of postpaid acquisitions.

The cost of goods sold – basically comprising handsets and accessory sales – amounted to R$ 478.7 million, increased by 2.5% YoY, despite the shifted focus on consumer segmented strategy, which decreased handset subsidies. The lower subsidy policy is only partially reflected in this cost item since a significant component is included among the selling expenses which post a strong reduction also considering the improved customer mix: 21.6% in the 2Q06 vs. 17.5% in the 2Q05.

SAC: reduction in 2Q06 versus 2Q05
The subscribers’ acquisition cost (SAC) reached R$ 168, representing a 1.2% decrease when compared to R$ 170 reported in 2Q05. Such reduction, in one side, derived from even higher efforts from the Company, especially considering the substantial participation of the postpaid users on gross additions. On the other side, SAC’s improvement also reflects our strategy to keep high-entry prices for our handsets in the prepaid segment, with a positive impact on the level of subsidies. In addition, the quarter’s stronger focus on corporate clients increased the weight of comodato on the total SAC level registered especially in a QoQ base.

General and administrative expenses (G&A) - excluding depreciation/amortization and personnel expenses - totaled R$ 113.6 million, 16.8% higher YoY. When compared to the 1Q06 (R$ 114.7 million net of non-recurring expenses) the G&A remained stable in both periods.

Personnel expenses amounted to R$ 149.1 million, 20% up on the R$ 124.3 million recorded in the 2Q05, largely due to the interim increase in the workforce, which rose from 7,888 to 9,307 employees as a result of the improvements in customer service, client relations and pre and post-sales support.

Bad debt expenses totaled R$ 113.1 million, accounting for 3.5% of total gross revenues, in line with the previous quarter. The increase over 2Q05, was due to a change occurred in 2Q05 in the criteria for provisioning bad debt, in order to align the methodology in the different operating companies.

6 / 14

Other net operating revenues came to R$ 62.4 million, R$ 52.3 million of which, from the recovery of PIS and COFINS taxes, in favor of the subsidiary TIM Nordeste S.A.

EBITDA

EBITDA expansion shows substantial growth in profitability
Second-quarter EBITDA (operating result before net financial expenses, excluding depreciation and amortization) totaled R$ 500.0 million, 73.4% up on the R$ 288.3 million recorded in the 2Q05, proof that profitability has accompanied growth, even in a highly competitive market.

The EBITDA margin stood at 21.5%, 7.6 p.p. higher than the 2Q05 figure of 13.9%, with a further acceleration when compared to the yoy EBITDA margin growth achieved in 1Q 06 (+6.2pp)

EBITDA and EBITDA Margin

Speeding up Margins growth

Depreciation and Amortization

Depreciation and amortization expenses amounted to R$ 562.9 million, 22.4% higher than the R$ 459.8 million posted in the 2Q05, reflecting the 2.1% period growth in fixed assets, mainly from network and IT infrastructure expansion and innovation. Period depreciation and amortization included R$ 62.0 million relative to the TIM Maxitel and TIM Celular concessions, which expire in 2013 and 2016, respectively.

EBIT

EBIT (earnings before interest and taxes) was negative by R$ 62.9 million, an over R$ 108.6 million improvement over the negative R$ 171.5 million reported in the 2Q05. The EBIT margin was 2.7% negative, higher 5.6 p.p when compared YoY.

Net Financial Result

TIM Participações registered net financial expenses of R$ 85.8 million in the 2Q06, 17.2% less than the negative R$ 103.6 million in the same period in 2005, mainly reflecting the reduction in average interest rates.

7 / 14

Indebtedness

At the close of the quarter, the Company’s net debt (total debt less cash and cash equivalents)totaled R$ 1.8 billion, versus R$ 1.5 billion at the end of the previous three months. The change in the net debt was mainly driven by non-operational component (dividends, financial expenses and income tax). The operating free cash flow of the period (-R$ 39 million in the 2Q06) shows a significant improvement when compared to the 1Q06 (-R$1,250 million) and to the same period of 2005 (-R$501 million).

On June 30, 2006, gross debt stood at R$ 2.9 billion, mostly comprising long-term loans and financing from the BNDES (National Development Bank) and the BNB (Banco do Nordeste do Brasil). Cash and cash equivalents amounted to R$ 1.1 billion, mainly made up of highly liquid financial investments.

Net Result
Moving towards break-even point: reduction of l osses

The net loss for the quarter totaled R$ 249 million, 25.3% improvement over the same period in 2005. This result was possible given the Company’s improved operating result. In the period, we registered a non-recurring provision (R$75 million booked in the tax) related to the deferred tax asset of the incorporated Companies (TIM Sul and TIM Nordeste).

CAPEX

Quarterly investments amounted to R$ 351.0 million, 64% of which went to expanding the capacity of the GSM network and improving its quality; 13% to developing and improving IT systems; and 23% to the comodato program, part of the Company’s expansion and loyalty-building strategy for the business segment.

Ownership Breakdown

	Common	%	Preferred	%	Total	%
TIM BRASIL SERVICOS E PARTICIPAÇÕES SA	642,311,207,142	81.19	975,559,744,003	63.70	1,617,870,951,145	69.66
ADR	-	0.00	363,886,061,484	23.76	363,886,061,484	15.67
OTHERS	148,806,027,477	18.81	192,026,424,147	12.54	340,832,451,624	14.67

TOTAL	791,117,234,619	100	1,531,472,229,634	100	2,322,589,464,253	100

Corporate Restructuring

The mergers of TIM Sul S.A. with TIM Celular S.A. and TIM Nordeste Telecomunicações S.A. with Maxitel were completed on June 30, 2006. The incorporating companies, wholly-owned subsidiaries of TIM Participações S.A., are now called TIM Celular S.A. and TIM Nordeste S.A.

8 / 14

About TIM Participações S.A.

On March 16, 2006, an Extraordinary Shareholders Meeting of TIM Participações S.A. approved the incorporation of all shares of TIM Celular S.A by TIM Participações S.A, converting the Company into a wholly-owned subsidiary of TIM Participações S.A.

On June 30, 2006, were completed the mergers of TIM Sul S.A. into TIM Celular S.A. and TIM Nordeste Telecomunicações S.A. into Maxitel. The incorporating companies, wholly-owned subsidiaries of TIM Participações S.A., are now called TIM Celular S.A. and TIM Nordeste S.A. These companies provide mobile telecommunication services for all Brazilian states.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia Group.

TIM Participações offers GSM technology – “Global System for Mobile Communications” - the most widely used in the world. At the end of June 2006, its network covered 91.3% of the Brazilian urban population.

The cities covered by the GSM network also have access to GPRS, while 448 cities have the additional benefit of EDGE technology. These are innovations that facilitate the use of data and multimedia services across the country.

The Company is proud to offer one of the widest product and service portfolios in the sector, with specific solutions for different client needs.

• Only company with nationwide presence.

• Second largest company in the segment in terms of client numbers and revenues.

• Largest GSM operator in terms of client numbers.

• Largest listed company at Bovespa in the mobile sector in terms of market capitalization.

----------------------------------------------------------------------------------------------------------------------

Disclaimer
This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward- looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

9 / 14

ATTACHMENTS

Attachment 1:	Balance Sheet (BR GAAP)
Attachment 2:	Income Statements (BR GAAP)
Attachment 3:	Cash Flow Statements (BR GAAP)
Attachment 4:	Consolidated Operational Indicators
Attachment 5:	Glossary

The Complete Financial Statements, including Explanatory Notes are available at the Company’s
Investor Relations Website: www.timpartri.com.br

10 / 14

Attachment 1

TIM PARTICIPAÇÕES S.A.
Balance Sheet by the Corporate Law (R$ thousands)

DESCRIPTION	06/2006	03/2006%

ASSETS	13,745,126	13,612,970	1.0%

CURRENT ASSETS	3,753,318	3,471,400	8.1%
Cash and cash equivalents	1,096,880	896,730	22.3%
Accounts receivable	1,905,638	1,831,364	4.1%
Inventories	216,179	148,508	45.6%
Recoverable Taxes	274,879	213,363	28.8%
Deferred income and social contribution taxes	50,450	104,225	-51.6%
Other current assets	20,147	18,870	6.8%

NON CURRENT ASSETS	564,636	511,905	10.3%
Related parties	112,470	42,338	165.6%
Recoverable Taxes	315,118	282,400	11.6%
Deferred income and social contribution taxes	54,654	108,040	-49.4%
Judicial deposits	58,627	54,479	7.6%
Other	16,815	17,697	-5.0%

PERMANENT ASSETS	9,427,172	9,629,665	-2.1%
Investments	9,427,172	9,629,665	-2.1%
Property, plant and equipment	9,165,897	9,357,410	-2.0%

LIABILITIES	13,745,126	13,612,970	1.0%

CURRENT LIABILITIES	3,233,761	3,225,337	0.3%
Loans and financing	899,701	780,298	15.3%
Suppliers	1,713,542	1,828,046	-6.3%
Salaries and related charges	106,508	107,440	-0.9%
Taxes, charges and contributions	305,344	266,260	14.7%
Related parties	87,361	63,546	37.5%
Payable dividends and interest on shareholders' equity	27,027	85,315	-68.3%
Trade accounts payable	34,792	34,792	0.0%
Other	59,485	59,641	-0.3%

NON CURRENT LIABILITIES	2,168,957	1,796,751	20.7%
Loans and financing	2,019,174	1,652,106	22.2%
Trade accounts payable	9,277	9,051	N.A.
Taxes, charges and contributions	-	10	-100.0%
Provision for contingencies	136,922	132,000	3.7%
Supplementary pension plan	3,584	3,584	0.0%

MINORITY INTEREST	-	-	N.A.

SHAREHOLDERS' EQUITY	8,342,409	8,590,881	-2.9%
Capital	7,455,859	7,455,859	0.0%
Capital reserves	192,081	192,081	0.0%
Income reserves	1,081,787	1,081,787	0.0%
Net Profit (Loss)	(387,318)	(138,846)	179.0%

11 / 14

Attachment 2

TIM PARTICIPAÇÕES S.A.
Income Statement by the Corporate Law (R$ thousands)

DESCRIPTION	2Q06	2Q05%

Gross Revenues	3,201,785	2,752,659	16.3%
Telecommunications Services	2,654,570	2,156,690	23.1%
Core	2,417,135	2,010,083	20.3%
VAS	237,434	146,607	62.0%
Handset sales and other revenues	547,216	595,969	-8.2%
Handset Sales	547,216	595,969	-8.2%
Discounts and deductions	(881,224)	(679,808)	29.6%
Taxes and discounts on services	(696,643)	(524,818)	32.7%
Taxes and discounts on handset sales	(184,581)	(154,990)	19.1%
Net Revenues	2,320,561	2,072,851	12.0%
Services	1,957,925	1,631,871	20.0%
Handset and other revenues	362,636	440,980	-17.8%
Operating Expenses	(1,820,560)	(1,784,580)	2.0%
Personal expenses	(149,094)	(124,268)	20.0%
Selling & marketing expenses	(586,215)	(596,942)	-1.8%
Network & interconnection	(442,244)	(436,072)	1.4%
G&A	(113,614)	(97,261)	16.8%
Cost Of Goods and Service	(478,719)	(467,117)	2.5%
Bad Debt	(113,088)	(56,199)	101.2%
Other operational revenues (expenses)	62,414	(6,721)	N.D.
EBITDA	500,002	288,272	73.4%
EBITDA - Margin over total net revenues	21.5%	13.9%	7.6 p.p
Depreciation	(353,822)	(292,073)	21.1%
Amortization	(209,083)	(167,698)	24.7%
EBIT	(62,903)	(171,500)	-63.3%
EBIT - Margin over total net revenues	-2.7%	-8.3%	5.7 p.p
Other non-operational revenues (expenses)	(94)	4,239	-102.2%
Net Financial Results	(85,799)	(103,621)	-17.2%
Financial expenses	(101,929)	(66,120)	54.2%
Net exchange variance	(22,787)	(76,742)	-70.3%
Financial income	38,917	39,241	-0.8%
Net income before taxes and Minorities	(148,797)	(270,883)	-45.1%
Income tax and social contribution	(100,165)	(60,387)	65.9%
Minority interest	-	(2,082)	N.A.
Net Income (Loss)	(248,962)	(333,352)	-25.3%

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Attachment 3

TIM PARTICIPAÇÕES S.A.
Cash Flow Statement by the Corporate Law (R$ thousands)

	2Q06	2Q05

EBIT	(62,903)	(171,500)

Depreciation and Amortization	562,906	459,769
Capital Expenditures	(351,034)	(587,159)
Changes in Net Operating Working Capital	(187,756)	(208,472)

Free operating cash flow	(38,787)	(507,362)

Income and Social Contribution Taxes	(100,165)	(22,742)
Dividends and Interest on Own Capital	(58,287)	(79,796)
Capital Increase	-	785,013
Net Financial Income	(85,799)	(103,621)
Other changes	(3,283)	(7,838)

Net Cash Flow	(286,321)	63,654

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Attachment 4

TIM PARTICIPAÇÕES S.A.
Consolidated Operational Indicators

	2Q06	1Q06	1H06	2Q05	1Q05	1H05	Var. % 2Q06 X 1Q06	Var. % 2Q06 X 2Q05	Var. % 1H06 X 1H05
Estimated Population in the Region (million)	186,6	185,9	186,6	181,3	180,8	181,3	0,3%	2,9%	2,9%
Municipalities Served - GSM	2.394	2.342	2.394	2.124	2.080	2.124	2,2%	12,7%	12,7%
Estimated Total Penetration	49,2%	48,1%	49,2%	41,6%	38,0%	41,6%	1,1 p.p.	0,2 p.p.	0,2 p.p.
Market Share	24,3%	23,5%	24,3%	22,2%	38,0%	22,2%	0,8 p.p.	0,1 p.p.	0,1 p.p.
Total Lines	22.338.399	21.018.232	22.338.399	16.751.986	14.649.204	16.751.986	6,3%	33,3%	33,3%
Prepaid	17.743.944	16.696.723	17.743.944	13.350.848	11.561.017	13.350.848	6,3%	32,9%	32,9%
Postpaid	4.594.455	4.321.509	4.594.455	3.401.138	3.088.187	3.401.138	6,3%	35,1%	35,1%
Gross Additions	2.960.331	2.327.445	5.287.776	2.853.553	1.989.305	4.842.858	27,2%	3,7%	9,2%
Net Additions	1.320.167	846.839	2.167.006	2.102.782	1.061.698	3.164.480	55,9%	-37,2%	-31,5%
Churn	7,7%	7,3%	15,1%	5,1%	6,8%	11,9%	0,4 p.p	52,8%	27,2%
TOTAL ARPU	R$30,2	R$30,0	R$30,1	R$34,8	R$36,0	R$35,4	0,7%	-13,2%	-15,0%
TOTAL MOU	81	82	82	89	91	90	-1,2%	-9,3%	-9,4%
Investment (R$ million)	351,0	169,2	520,2	587,2	270,6	857,8	107,5%	-40,2%	-39,4%
Employees	9.307	9.167	9.307	7.888	7.146	7.888	1,5%	18,0%	18,0%

Attachment 5
Glossary

Financial Terms	Operating indicators

EBIT = Earnings before interest and tax
EBITDA = Earnings before interest, tax, depreciation and amortization
EBITDA Margin = EBITDA/ Net Operating Revenue
CAPEX – (capital expenditure) capital investment Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions
Net debt = gross debt – cash
PL – Shareholders ’ Equity

Technology and Services

TDMA = Time Division Multiple Access
GSM = Global System for Mobile Communications – A system storing and coding cell phone data, such as user calls and data, enabling a user to be recognized anywhere in the country by the GSM network. The GSM is now the standard most used in the world.
EDGE = Enhanced Data rates for Global Evolution – technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speeds that can reach up to 200 Kbps, depending on the handset model.
SMS = Short Message Service – ability to send and receive alphanumerical messages.	Customers = Number of wireless lines in service
Gross additions = Total of customers acquired in the period
Net additions = Gross Additions – number of customers disconnected
Market share = Company ’s total number of customers / number of customers in its operating area
Marginal Market share = participation of estimated net additions in the operating area.
Market penetration = Company ’s total number of customers + estimated number of customers of competitors / each 100 inhabitants in the Company ’s operating area
Churn rate = number of customers disconnected in the period
ARPU = Average Total Net Service Revenue– per per customers in the period
Blended ARPU = ARPU of the total customer base (contract + prepaid)
Contract ARPU = ARPU of contract service customers
Prepaid ARPU  = ARPU of prepaid service customers
MOU = minutes of use – monthly average. in minutes of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU = MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses + commission + Fistel + “ comodato ” + costs of retention)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 25, 2006	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.